fun-gi games LLC
Statement of Cash Flows
January through December 2017

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	-146,634.60
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Apple Receivable	-147,491.95
Accounts Payable	497,899.67
American Express	33,462.95
Ad Inventory Pre-purchase	55,880.61
Loan	2,500.00
Payroll Liabilities	30,000.00
Net cash provided by Operating Activities	325,616.68
INVESTING ACTIVITIES	
Software Development	-973,345.92
Net cash provided by Investing Activities	-973,345.92
FINANCING ACTIVITIES	
Member 1 Equity	300,000.00
SAFE Equity	478,668.12
Net cash provided by Financing Activities	778,668.12
Net cash increase for period	130,938.88
Cash at beginning of period	385.39
Cash at end of period	131,324.27